As filed with the Commission on June 26, 2002

Registration No. 33-____________

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

LYNCH CORPORATION

(Exact name of Registrant as specified in its charter)

Indiana	**38-1799862**
(State of other jurisdiction of incorporation of organization)	*(I.R.S. Employee Identification No.)*

50 Kennedy Plaza
Suite 1250
Providence, Rhode Island 02903
(Address of Principal Executive Offices, including zip code)

LYNCH CORPORATION 2001 EQUITY INCENTIVE PLAN
(Full title of the Plan)

Raymond H. Keller
Secretary
Lynch Corporation
50 Kennedy Plaza
Suite 1250
Providence, Rhode Island 02903
(401) 453-2007
(Name, address and telephone number including area code, of agent for service)

CALCULATION OF REGISTRATION FEE

Title of Securities to be registered	Amount to be registered (1)	Proposed Maximum Offering Price per unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common stock, $0.01 par value per share	300,000 shares	$17.50(2)	$5,250,000(2)	$483.00(2)

(1)   Registered to cover up to 300,000 shares of Common Stock that may be issued to employees under the Plan being registered hereby. Pursuant to the Plan, shares of Common Stock may be issued as awards under the Plan or upon exercise of stock options granted under the Plan.

(2)   Calculated pursuant to Rules 457 (h) solely for the purpose of computing the registration fees, upon the basis of an exercise price of $17.50 per share, which is the exercise price of the options for 228,000 shares which have already been granted under the Plan prior to the filing of this Registration Statement.

   In accordance with the provisions of Rule 462 promulgated under the Securities Act of 1933, this Registration Statement will become effective upon filing with the Securities and Exchange Commission.

TABLE OF CONTENTS

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents filed with the Securities and Exchange Commission by the Registrant are incorporated herein by reference:

(1) the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001;

(2) the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;

(3) any and all other reports filed by Registrant pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since December 31, 2001, and

(4) the description of the Registrant's Common Stock contained in the Registrant's Registration Statement under the Securities Exchange Act of 1934 with respect to such Common Stock filed with the Securities and Exchange Commission, including any amendments or reports filed for the purpose of updating such description.

All documents subsequently filed by Registrant with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing such documents.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

Not applicable

Item 6. Indemnification of Directors and Officers.

Article VI, Section 6.2 of Registrant's Restated Articles of Incorporation provides that to the extent not inconsistent with applicable law, every director and officer shall be indemnified by Registrant against all liability and reasonable expense that may be incurred by such director or officer in connection with or resulting from any claim, (i) if such director or officer is wholly successful with respect to the claim, or (ii) if not wholly successful, then if such director or officer is determined to have acted in good faith, in what the director or officer reasonably believed to be the best interests of Registrant or at least not opposed to its best interest and, in addition, with respect to any criminal claim is determined to have had reasonable cause to believe that his conduct was lawful or had no reasonable cause to believe that his conduct was unlawful. The termination of any claim, by judgment, order, settlement (whether with or without court approval), or conviction or upon a plea of guilty or of nolo contendere, or its equivalent, shall not create a presumption that a director or officer did not meet the standards of conduct set forth in clause (ii) hereof. For a more detailed description, reference is made to Article VI, Section 6.2 of the Registrant's Restated Articles of Incorporation filed as Exhibit 3 hereto which contains certain indemnification provisions pursuant to authority contained in the Indiana Business Corporation Law.

Registrant's directors and officers are also covered under Registrant's directors and officers insurance policy up to a maximum of $10 million.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors or officers of the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

The list of Exhibits is incorporated herein by reference to the Index to Exhibits at page 6.

The securities being issued hereunder are not being issued under a plan that is subject to the requirements of ERISA.

Item 9. Undertakings.

(a) The Registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement,

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (hereinafter the "Act"),

(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) that, for the purposes of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Providence, State of Rhode Island on this 26th day of June, 2002.


LYNCH CORPORATION
(Registrant)

By: /s/ RALPH R. PAPITTO
     RALPH R. PAPITTO
     Chief Executive Officer
     (Principal Executive Officer)


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ MARIO J. GABELLI MARIO J. GABELLI	Vice Chairman of the Board of Directors and Director	June 26, 2002
/s/ RALPH R. PAPITTO RALPH R. PAPITTO	Principal Executive Officer, Chairman of the Board of Directors and Director	June 26, 2002
/s/ E. VAL CERUTTI E. VAL CERUTTI	Director	June 26, 2002
/s/ AVRUM GRAY AVRUM GRAY	Director	June 26, 2002
/s/ RICHARD E. McGRAIL RICHARD E. McGRAIL	President, Chief Operating Officer and Director	June 26, 2002
/s/ RAYMOND H. KELLER RAYMOND H. KELLER	Principal Financial and Accounting Officer and Director	June 26, 2002

EXHIBIT INDEX

Exhibits marked with an asterisk are filed herewith. The remainder of the Exhibits have heretofore been filed with the Securities and Exchange Commission and are incorporated herein by reference.

Exhibit No.	Description
3(a)	Restated Articles of Incorporation of Registrant (incorporated by reference to Exhibit 3(a) of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1987)
3(b)	By-laws of the Registrant (incorporated by reference to Exhibit 3(b) of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1987)
3(c)	Articles of Amendment of the Restated Articles of Incorporation of Registrant (incorporated by reference to Exhibit 3(c) of the Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2002)
*5	Opinion of Baker & Daniels
*10(y)	Lynch Corporation 2001 Equity Incentive Plan
*23	Consents
	a. Ernst & Young LLP
	b. Baker & Daniels (contained in Exhibit 5)
*24	Powers of Attorney